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Exhibit 12.1

Bonanza Creek Energy, Inc.
Ratio of Earnings to Fixed Charges
Unaudited
(dollars in thousands)

	Nine Months Ended September 30, 2012
		Year Ended December 31,
		2011	2010(1)	2009(2)	2008(2)	2007(2)
Earnings
Earnings (loss) from continuing operations	$51,113	$27,655	$14,528	$(129,783)	$68,754	$(40,360)
Interest Expense	2,342	4,017	26,920	24,545	18,857	7,432

Income after fixed charges	$53,455	$31,672	$41,448	$(105,238)	$87,611	$(32,928)
Fixed Charges
Interest expense	2,342	4,017	26,920	24,545	18,857	7,432

Total fixed charges	2,342	4,017	26,920	24,545	18,857	7,432

Ratio of earnings to fixed charges	22.83	7.88	1.54	(4.29) (3)	4.65	(4.43) (4)

(1)
Based on combined financial information for the 8 day period ended December 31, 2010 for Bonanza Creek Energy, Inc. and the 357 day period ended December 23, 2010 for Bonanza Creek Energy, LLC, a predecessor company.

(2)
Based on financial information for Bonanza Creek Energy, LLC, a predecessor company.

(3)
The coverage deficiency was $129.8 million.

(4)
The coverage deficiency was $40.4 million.

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  Exhibit 12.1
Bonanza Creek Energy, Inc. Ratio of Earnings to Fixed Charges Unaudited (dollars in thousands)